                                                                                                    Exhibit (12)
                                                CMS ENERGY CORPORATION
                Ratio of Earnings to Fixed Charges and Preferred Securities Dividends and Distributions
                                                 (Millions of Dollars)


                                                 Six Months
                                                      Ended                 Years Ended December 31
                                              June 30, 1997       1996      1995       1994      1993      1992
                                                                                                             (b)
Earnings as defined (a)
Consolidated net income (loss)                        $ 138      $ 240     $ 204      $ 179     $ 155     $(297)
Income taxes                                             79        139       118         92        75      (146)
Exclude equity basis subsidiaries                       (36)       (85)      (57)       (18)       (6)       10
Fixed charges as defined, adjusted to
  exclude capitalized interest of $7, $8,
  $8, $6, $5, and $3 million for the six
  months ended June 30, 1997 and for the
  years ended December 31, 1996, 1995,
  1994, 1993 and 1992, respectively                     165        310       295        249       253       236
                                                      -----      -----     -----      -----     -----     -----
Earnings as defined                                   $ 346      $ 604     $ 560      $ 502     $ 477     $(197)
                                                      =====      =====     =====      =====     =====     =====

Fixed charges as defined (a)
Interest on long-term debt                            $ 126      $ 230     $ 224      $ 193     $ 204     $ 169
Estimated interest portion of lease rental                5         10         9          9        11        16
Other interest charges                                   22         43        42         30        32        43
Preferred securities dividends and
  distributions                                          29         54        42         36        17        16
                                                      -----      -----     -----      -----     -----     -----
Fixed charges as defined                              $ 182      $ 337     $ 317      $ 268     $ 264     $ 244
                                                      =====      =====     =====      =====     =====     =====

Ratio of earnings to fixed charges and
  preferred securities dividends and distributions     1.90       1.79      1.77       1.87      1.81         -
                                                      =====      =====     =====      =====     =====     =====

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million.  Earnings as defined include a $520 million pretax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company.  The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.29 excluding these amounts.

